Exhibit 12.4

CBL & Associates Limited Partnership
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends
(in thousands, except ratios)

	Six Months Ended June 30,		Year Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
Earnings:
Income before discontinued operations, equity in earnings and noncontrolling interests	$53,114	$67,335	$185,578	$154,515	$127,431	$105,581	$75,159
Fixed charges less capitalized interest and preferred distributions	117,126	121,429	244,432	267,442	285,169	286,242	301,522
Distributed income of equity investees	7,911	7,314	17,074	9,586	4,959	12,665	15,661
Equity in losses of equity investees for which charges arise from guarantees	(27)	—	—	—	(1,646)	—	—
Noncontrolling interest in earnings of subsidiaries that have not incurred fixed charges	(2,140)	(1,310)	(3,729)	(4,158)	(4,203)	(4,901)	(3,886)
Total earnings	$175,984	$194,768	$443,355	$427,385	$411,710	$399,587	$388,456

Combined fixed charges and preferred dividends (1):
Interest expense (2)	$117,126	$121,429	$244,432	$267,442	$285,169	$286,242	$301,522
Capitalized interest	1,956	1,259	2,671	4,955	3,577	6,807	19,218
Preferred dividends (3)	32,674	31,474	68,197	63,020	53,289	42,555	42,082
Total combined fixed charges and preferred dividends	$151,756	$154,162	$315,300	$335,417	$342,035	$335,604	$362,822

Ratio of earnings to combined fixed charges and preferred dividends	1.16	1.26	1.41	1.27	1.20	1.19	1.07

(1) The interest portion of rental expense is not calculated because the rental expense of the Operating Partnership is not significant.
(2) Interest expense includes amortization of capitalized debt expenses and amortization of premiums and discounts.
(3) Includes preferred dividends to the Operating Partnership's partner in CW Joint Venture, LLC.